Exhibit 99.1

Sinovac to Host Conference Call to Report 2009 Second Quarter Financial Results

BEIJING, Aug. 11 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading provider of vaccines in China, today announced that it will host a conference call on Wednesday, August 19, 2009 at 8:00 a.m. ET to review the Company's second quarter financial results for the period ended June 30, 2009 and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 a.m. ET on August 19, 2009 to September 2, 2009 at midnight. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 330444.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning August 19, 2009 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for Enterovirus 71, Universal Pandemic Influenza, Japanese encephalitis vaccine, and Human Rabies vaccine. Its wholly-owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

   For more information, please contact:

    Contact Information:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Ephraim
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                 sephraim@theruthgroup.com

   Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com